Regulatory Announcement

Company	Michael Page International PLC
TIDM	MPI
Headline	Q2 Trading Update
Released	07:00 06-Jul-06
Number	7471F

Michael Page
INTERNATIONAL

6 July 2006

Q2 AND FIRST HALF TRADING UPDATE 2006

RECORD QUARTERLY RESULT

Michael Page International plc, the specialist recruitment consultancy, reports record quarterly Group gross profit for the second quarter of £87.4m, despite Easter falling in the period. This represents an increase of 28% over the £68.2m recorded in the second quarter of 2005 and a sequential increase of 10% over the £79.1m recorded in the first quarter of 2006. Gross profit in the first half of 2006 is therefore £166.5m, an increase of 30% over the £128.1m recorded in the first half of 2005.

In the U.K., second quarter gross profit was £39.4m, an increase of 19% over the £33.2m recorded in the second quarter of 2005. First half gross profit is therefore £76.0m, an increase of 21% over the £62.9m recorded in the first half of 2005. The U.K. saw no evidence of any slowdown and produced excellent performances from all of the specialist businesses.

In Continental Europe, second quarter gross profit was £31.1m, an increase of 46% over the £21.4m recorded in the second quarter of 2005. First half gross profit is therefore £59.2m, an increase of 46% over the £40.7m recorded in the first half of 2005. Our business in France continued to strengthen achieving gross profit growth of 25%. Across the remainder of Continental Europe we achieved gross profit growth in excess of 60%. There remain tremendous opportunities for continuing the growth in Continental Europe as we expand existing offices and specialist businesses, as well as open new offices.

In Asia Pacific, second quarter gross profit was £11.7m, an increase of 12% over the £10.5m recorded in the second quarter of 2005. First half gross profit is therefore £21.6m, an increase of 15% over the £18.8m recorded in the first half of 2005. While activity levels in Australia were lower than anticipated, the rest of the region has performed very strongly, particularly Hong Kong and Singapore.

In the Americas, second quarter gross profit was £5.1m, an increase of 59% over the £3.2m recorded in the second quarter of 2005. First half gross profit is therefore £9.7m, an increase of 70% over the £5.7m recorded in the first half of 2005. New offices and specialist businesses have come on stream during the quarter and we opened in Mexico City, thus continuing our strategy of organic growth.

During the second quarter, the Group repurchased a further 8.5m shares at an average price of 357p. In the first half the Group has repurchased 11.35m shares at an average price of 347p.

In the first half 20.4m new shares were issued following the exercise of share options by employees.

The Group will announce its interim results on 14th August 2006.

Commenting on the second quarter trading, Steve Ingham, Chief Executive said:

"In the second quarter we achieved a record result with excellent performances around the world. This was particularly pleasing as Easter fell in the second quarter this year.

"There remain tremendous opportunities for continuing our growth as we expand existing offices and specialist businesses, and open new offices. We are well placed to make further good progress in the second half."

Enquiries:

Michael Page International plc		
Steve Ingham	Chief Executive	01932 264144
Stephen Puckett	Finance Director	01932 264144
Financial Dynamics		
Richard Mountain/David Yates		020 7269 7121

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